EXHIBIT 1(c)

                                                 November 10, 1999

Strictly Confidential

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

         This letter follows our meeting today to discuss your letter, dated October 26, 1999, in which you suggest a combination between Shorewood Packaging Corporation and Chesapeake Corporation. Our Board of Directors, in consultation with our management, legal, and financial advisors, has reviewed thoroughly your expression of interest and related relevant considerations.

         As I advised you today, our Board of Directors, after careful review, has unanimously determined that the acquisition of Chesapeake by Shorewood, as set forth in your letter, is not in the best interests of Chesapeake and its shareholders and has charged me with firmly and unambiguously rejecting your proposal. Our Board of Directors' firm conviction is that the interests of Chesapeake and it shareholders are best served by continuing to pursue vigorously our current strategic plan as an independent company.

         While we believe that your proposal is not in the best interests of our shareholders, our analysis suggests that a combination of our businesses through an acquisition of Shorewood by Chesapeake WOULD be in the best interests of our respective shareholders, employees, and customers. Towards that end, Chesapeake's Board of Directors has unanimously authorized me to propose that Chesapeake acquire Shorewood at $16.50 in cash per share, representing nearly a 40% premium over Shorewood's closing price yesterday. The transaction we propose can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is, therefore, not subject to a financing condition.

         Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe that the combination of Chesapeake and Shorewood would create one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefiting our customers through one-stop-shopping for complementary products.

         We are prepared to commence immediately good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with our proposal. To date, your letter to us has been kept confidential, and we have reciprocally made our proposal to you on a confidential basis. Should YOU choose to pursue this matter in the public forum, be assured that we are prepared to pursue aggressively our own objectives.

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         We appreciate the obligation of your Board of Directors, which you acknowledged today, to meet and consider our proposal from the standpoint of the best interests of all of your shareholders. Of course, we were disappointed that you stated today that such a meeting would be a very short one. Nevertheless, we hope that your Board will give our proposal serious consideration.

         I look forward to your prompt response.


                                        Sincerely,


                                       /s/ Thomas H. Johnson
                                       ---------------------
                                       Thomas H. Johnson
                                       President & Chief Executive Officer

                              Page 23 of 44 Pages